Wilson Sonsini Goodrich & Rosati Professional Corporation 1700 K Street NW Fifth Floor Washington, D.C. 20006-3817 O: 202.973.8800 F: 202.973.8899

June 30, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Justin Dobbie
Sonia Bednarowski
William Schroeder
John Spitz

Re:	Bitwise 10 Crypto Index Fund
Registration Statement on Form 10
Filed April 23, 2021
File No. 000-56270

Ladies and Gentlemen:

On behalf of our client, Bitwise 10 Crypto Index Fund (“Bitwise” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 24, 2021, relating to the above referenced Registration Statement on Form 10 (the “Form 10”). We are concurrently publicly filing via EDGAR a revised draft of the registration statement (the “Revised Registration Statement”).

In this letter, we have recited the comments from the staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on April 23, 2021), all page references herein correspond to the Revised Registration Statement.

Registration Statement on Form 10

General

1.

Please revise your filing to include a glossary of defined terms. Additionally, we note references to the Trust’s Portfolio Crypto Assets per Share and also references to Net Asset Value per Share. Please clearly define these measures and, if the same, please revise your filing for consistency.

In response to the Staff’s comment, the Company has provided a glossary, which begins on page iv of the Revised Registration Statement.

AUSTIN            BEIJING             BOSTON            BRUSSELS            HONG KONG             LONDON            LOS ANGELES            NEW YORK             PALO ALTO

SAN DIEGO            SAN FRANCISCO             SEATTLE            SHANGHAI            WASHINGTON, DC             WILMINGTON, DE

Securities and Exchange Commission

June 30, 2021

2.

Please revise to include and clearly label a Management’s Discussion and Analysis of Financial Condition and Results of Operations section in your filing for each period presented. Refer to Item 303(a) of Regulation S-K.

In response to the Staff’s comment, the Company has updated the disclosure beginning on page 75 of the Revised Registration Statement.

3.

You state that the Trust’s principal investment objective is to invest in a portfolio of cryptocurrencies that tracks the Bitwise 10 Large Cap Crypto Index as closely as possible. Please discuss in your registration statement the extent to which the Trust has met its principal investment objective in light of the difference between the trading price of the shares on the OTCQX as compared to the Trust’s net asset value per share.

In response to the Staff’s comment, the Company has updated the disclosure on pages 1 and 76 of the Revised Registration Statement.

Business

History of the Trust and the Shares, page 1

4.

We note your disclosure on page 1 that the price of the shares as quoted on the OTCQX has varied significantly from the value of the Trust’s Portfolio Crypto Assets per Share since the shares were approved for quotation. Please provide quantitative disclosure to demonstrate the historical difference between the prices quoted on the OTCQX and the NAV of the Trust’s Portfolio Crypto Assets per Share. Please also revise the first risk factor on page 44 accordingly.

In response to the Staff’s comment, the Company has updated the disclosure on page 2 and added the risk factor on page 63 of the Revised Registration Statement.

Emerging Growth Company Status, page 2

5.

We note disclosure that you are choosing to opt-out of the extended transition period for applying new or revised accounting standards. Please revise the facing page of your filing to check the box indicating your election to not use the extended transition period for complying with new or revised financial accounting standards.

The Company respectfully acknowledges the Staff’s comment. The Company notes that it does intend to take advantage of the extended transition period, and accordingly has updated the disclosure on page 2 of the Revised Registration Statement.

Securities and Exchange Commission

June 30, 2021

Activities of the Trust, page 3

6.

We note your disclosure on page 4 that the activities of the Trust include selling or buying Portfolio Crypto Assets in connection with monthly rebalancing and selling Portfolio Crypto Assets to cover the Sponsor’s Management Fee. Please disclose the principal market the Trust uses to convert digital assets to U.S. dollars and to purchase digital assets in connection with a sale of shares or in connection with the monthly rebalancing of the Portfolio Crypto Assets.

In response to the Staff’s comment, the Company has updated the disclosure on page 5 of the Revised Registration Statement.

Business of the Trust, page 3

7.

We note your disclosure on page 3 that the Trust provides investors with a cost-effective and professionally managed way to invest in digital assets. Please revise to clarify that an indirect investment in digital assets through your shares may operate and perform differently from a direct investment in digital assets, and summarize the material differences. In addition, please disclose here the expenses of the Trust, including the Sponsor’s fee of 2.5% per annum.

In response to the Staff’s comment, the Company has updated the disclosure on page 4 of the Revised Registration Statement.

Index, page 4

8.

Please clarify the roles of the Bitwise Crypto Committee and the Bitwise Crypto Index Advisory Board in the governance of the Index. In this regard, we note your disclosure on page 4 that the components of the Index’s methodology are subject to change in the sole discretion of the Sponsor, that the Sponsor and its affiliates select the exchanges used by the Index and that additional eligibility criteria may be developed by the Sponsor and its affiliates to screen for investment feasibility in selecting the top ten largest cryptocurrencies for the Index. Also disclose the factors that may cause the Sponsor to modify the Index’s methodology, and describe any changes that have been made to the Index’s methodology since the inception of the Index. Finally, please provide an analysis as to why you believe that, as a reporting company under the Exchange Act, you are not required to notify shareholders of changes in Index methodology or composition. Please revise here and the second risk factor on page 42 accordingly.

In response to the Staff’s comment, the Company has updated the disclosure on pages 11-12 and the risk factor on pages 54 and 66 of the Revised Registration Statement.

Securities and Exchange Commission

June 30, 2021

9.	Please add a separate subsection to describe how and when the Index is rebalanced on a monthly basis and how the Trust adjusts its holdings to track the Index.

In response to the Staff’s comment, the Company has updated the disclosure on page 13 of the Revised Registration Statement.

10.

You state that you have described “certain aspects” of the Index methodology. Please revise this statement and your disclosure regarding the Index to confirm that you have provided a materially complete description of the Index and its methodology.

In response to the Staff’s comment, the Company has updated the disclosure on page 6 of the Revised Registration Statement.

Investment strategy, page 4

11.	Please describe how the Sponsor manages costs and price slippage during trade execution.

In response to the Staff’s comment, the Company has updated the disclosure on page 6 of the Revised Registration Statement.

12.

Your disclosure on page 4 that “[u]pon the occurrence of Network Distributions like hard forks, airdrops, emissions, staking, or other one-off events, the Trust will follow the policies of the Index” appears to be inconsistent with your disclosure on page 7 “[t]hat there may be opportunities for the Trust to generate returns in excess of the Index through airdrops and proof of stake which the Sponsor will endeavor to do where possible and prudent.” Please revise for consistency, and disclose how generating returns in excess of the Index is consistent with your investment strategy, including your disclosure that you are a passive investment vehicle. In addition, please disclose how the Trust will inform investors of how these activities will impact the value of the Trust. Also, please clearly describe the Sponsor’s policies regarding airdrops, including the criteria for accepting an airdrop and how the Sponsor capitalizes on such airdrops.

In response to the Staff’s comment, the Company has updated the disclosure on pages 10-11 of the Revised Registration Statement.

Securities and Exchange Commission

June 30, 2021

13.

We note your disclosure that the Sponsor uses the assets of the Trust for staking. Please identify the digital assets it uses for staking and whether it uses a third party for its staking activities. Please clarify whether the Sponsor maintains custody of the staked assets and whether the staked assets could impact the monthly rebalancing of the Trust’s assets. In addition, please add a risk factor that addresses the risks associated with using the Trust’s assets for staking activities.

In response to the Staff’s comment, the Company has updated the disclosure on page 13 and added the risk factor on page 53 of the Revised Registration Statement.

14.	Please also revise your filing to disclose the following:

•	Disclose your accounting policy for staking;

•	Disclose whether you have performed any staking services during any period presented; and

•	Quantify the associated revenues earned and any expenses incurred for each period presented.

In response to the Staff’s comment, the Company has updated the disclosure on page 13 of the Revised Registration Statement.

Index Methodology, page 5

15.

Please discuss in detail how the composite prices of the digital assets in the Index are determined by applying the trade-volume weighting technique and the price deviation analysis. To the extent useful to understanding how the prices of the Index’s digital assets are determined, please consider including an illustrative example.

In response to the Staff’s comment, the Company has updated the disclosure on pages 7-8 of the Revised Registration Statement.

16.

We note your disclosure on page 5 regarding the public exchanges the Sponsor selects to calculate the value of the digital assets included in the Index. Please clarify what you mean by “regulatory compliance,” and describe how the Sponsor determines the “regulatory compliance, security and reliability of real-time price and trade volume information and absence of abnormal withdrawal restrictions of crypto and fiat currencies” of public exchanges. In addition, please identify the exchanges that the Sponsor currently uses in order to calculate the value of the digital assets included in the Index, and clarify what you mean by “legitimate public exchanges” on page 6.

In response to the Staff’s comment, the Company has updated the disclosure on page 7 of the Revised Registration Statement.

Securities and Exchange Commission

June 30, 2021

17.

We note your disclosure that the ten coins in the Index may not always match the top 10 coins on popular websites like CoinMarketCap.com that do not use the Index’s screening methodology. For each of the screening criterion, please identify those coins that would be part of the Index based on their total market capitalization but for the particular criterion.

In response to the Staff’s comment, the Company has updated the disclosure on page 10 of the Revised Registration Statement.

Bitwise Crypto Index Committee, page 6

18.

You state that the Index is evaluated and studied on an “ongoing basis” by the Bitwise Crypto Index Committee. Please revise to clarify whether the Committee has any recurring or standing meetings to consider the Index and its constituent assets and the frequency of those meetings.

In response to the Staff’s comment, the Company has updated the disclosure on page 11 of the Revised Registration Statement.

One-Off Events, page 6

19.	Please provide detailed disclosure here regarding the Index’s provisions for Network Distributions events. In addition, please define the term “emissions.”

In response to the Staff’s comment, the Company has updated the disclosure on pages iv and 11 of the Revised Registration Statement.

20.

We note your disclosure of one-off events, which includes references to trade suspensions, hard forks and other “network distribution events” such as emissions, airdrops, and staking. We also note disclosure on page 4, which states that for one-off events the Trust will follow the policies of the Index. Please revise the Index Methodology section and other relevant sections of your filing to include your accounting policies related to each of these one-off events, including how and when these assets are initially recognized, distributed, transferred or abandoned, as applicable, and disclose the impact of these decisions on your investors. Please also disclose the fair value of any of these assets held along with any other financial statement impact as a result of these one-off events for all periods presented.

In response to the Staff’s comment, the Company has updated the disclosure on pages 10-11 of the Revised Registration Statement.

Securities and Exchange Commission

June 30, 2021

Departures from the Index, page 7

21.

Please disclose the criteria that the Sponsor will use to determine whether or not a coin is fraudulent or otherwise at high risk to shareholders and how the Sponsor will notify investors of a change in the types of assets held by the Trust. In addition, please disclose the “other assets” the Trust may hold and the factors the Sponsor will consider in deciding to hold such assets. Please also disclose whether, and under what circumstances, the Trust has differed from the Index in the assets it holds.

In response to the Staff’s comment, the Company has updated the disclosure on page 12 of the Revised Registration Statement.

22.

We note your disclosure that the Trust may differ from the Index in the coins it holds, including if the Trust deems a digital asset in the Index to be a security. However, you also disclose that the Index will not select a digital asset that is at risk of being deemed a security under U.S. federal securities laws. Please clarify whether the Sponsor’s methodology differs from the Trust’s methodology for determining whether a digital asset may be a security, and disclose the policies of both the Trust and the Index if a digital asset holding is deemed to be at risk of being a security. Please also reconcile with your disclosure on page 43 that the Trust intends to avoid investing in cryptocurrencies that constitute securities under U.S. securities laws, while the Index has no such restriction in its methodology.

In response to the Staff’s comment, the Company has updated the disclosure on page 12 and the risk factor on page 55 of the Revised Registration Statement. The Company notes that this description was incorrect, as the Index also intends to avoid investing in cryptocurrencies that constitute securities under U.S. securities laws.

Overview of Index Constituents

Overview of Changes to the Index Constituents since December 31, 2020, page 15

23.

We note your disclosure that on January 29, 2021 the Bitwise Crypto Index Committee added two new constituents to the Index. Please disclose the digital assets that were removed and the weight of each of the current constituents as of the most recent practicable date. In addition, please explain why the Committee made this change to the Index.

In response to the Staff’s comment, the Company has updated the disclosure on pages 16-17 of the Revised Registration Statement.

Securities and Exchange Commission

June 30, 2021

Overview of Government Regulation, page 16

24.

Please clarify that the Bitwise Framework is not a legal standard and that any assessment made under that framework does not preclude legal or regulatory action based on the presence of a security. Please also clarify whether the Bitwise Framework is a risk-based assessment.

In response to the Staff’s comment, the Company has removed the description of the Bitwise Framework from the Revised Registration Statement. The Committee’s process by which it determines whether to include a crypto asset in the Index is described in the Index Methodology section beginning on page 7 of the Revised Registration Statement in the subsection entitled “Eligibility Requirements.”

Risk Factors, page 29

25.

We note that a substantial majority of the Trust’s assets are concentrated between two digital assets, Bitcoin and Ether. Please revise to discuss the specific risks associated with those two digital assets that are material risks to the Trust’s shareholders.

In response to the Staff’s comment, the Company has updated the risk factors on pages 47-52 of the Revised Registration Statement.

26.

Please include risk factor disclosure describing the risk that the Index may be unable to meet its stated purpose of tracking a basket of cryptocurrencies that represents the majority of cryptocurrencies by market capitalization if the size of the constituent assets continues to decrease relative to the total market capitalization.

In response to the Staff’s comment, the Company has updated the risk factor on page 56 of the Revised Registration Statement.

Cryptocurrencies are subject to volatile price fluctuations, page 35

27.	Please revise to quantify the volatility of the digital assets in your portfolio and how that volatility has impacted an investment in the Trust.

In response to the Staff’s comment, the Company has updated the disclosure on page 39 of the Revised Registration Statement.

Securities and Exchange Commission

June 30, 2021

Transactions in cryptocurrencies may be irreversible, page 36

28.

We note your disclosure in this risk factor addresses sending “contributions to the correct digital wallet address.” Please disclose in your business section the circumstances in which the Trust will deliver digital assets to shareholders.

In response to the Staff’s comment, the Company has updated the risk factor on page 41 of the Revised Registration Statement to clarify that the risk being disclosed is that a shareholder may send contributions to a digital wallet address that is not the Company’s digital wallet address. There are no circumstances in the normal course of business under which the Trust would deliver digital assets to its shareholders.

The Sponsor is solely responsible for determining the value of Portfolio and Shares, page 37

29.

Your disclosure on page 37 that the Sponsor has not engaged a third-party calculation agent is inconsistent with your disclosure on page 77 that Theorem Trust Services LLC will calculate the NAV of the Trust and share prices. Please revise for clarity and consistency. In addition, please revise your business section to describe in detail how the NAV of the Trust, the NAV per share and share prices are calculated as well as the exchanges used.

In response to the Staff’s comment, the Company has updated the disclosure on pages 1 and the risk factor on page 42 of the Revised Registration Statement.

The Bitwise 10 Crypto Index has a fairly limited history, page 42

30.	You refer here and elsewhere to the obligations, actions and discretion of “Bitwise.” Please revise to clarify what entity you are referring to in these disclosures.

In response to the Staff’s comment, the Company has updated the disclosure on page 1 of the Revised Registration Statement to indicate that “Bitwise” refers to Bitwise Asset Management, LLC, the parent company of the Sponsor.

The Trust will not track the Index exactly, page 43

31.	Please include a chart here or elsewhere comparing the performance of the Trust to the Index.

In response to the Staff’s comment, the Company has updated the disclosure on page 2 of the Revised Registration Statement.

Securities and Exchange Commission

June 30, 2021

Risks Related to Trust and Portfolio Investments, page 44

32.

Please add a risk factor that discloses the risk that the number of Portfolio Crypto Assets represented by a share will gradually decrease over time as the Trust’s Portfolio Crypto Assets are used to pay the Trust’s expenses.

In response to the Staff’s comment, the Company has added a risk factor on page 61 of the Revised Registration Statement.

If shareholders enter into share lending arrangement , page 45

33.

We note your disclosure on page 45 that the Trust or the Sponsor may be asked to provide certain assurances or non-objections to lending arrangements with response to the Trust’s shares. In an appropriate section of your registration statement, please disclose the factors the Sponsor will consider in providing such assurances and non-objections to such arrangements.

In response to the Staff’s comment, the Company has updated the risk factor on page 58 of the Revised Registration Statement.

Shareholders may be required to have their Shares redeemed, page 45

34.

Please disclose the situations in which shareholders may be required to have their shares redeemed. Please also reconcile the disclosure in this risk factor with the provision in your trust agreement that the Sponsor no longer has discretion to require redemption. In addition, please describe what you mean by the reference on pages 62 and 85 to obtaining regulatory approval to operate a redemption program and clarify that, under the terms of your trust agreement, you will not offer a redemption program without such regulatory approval, which you may not receive.

In response to the Staff’s comment, the Company has updated the disclosure on page 105 and removed those references in the Revised Registration Statement.

35.

Please tell us when the prior redemption program ended. Please also include separate risk factor disclosure addressing the risk that your prior redemption program was not conducted in compliance with Regulation M.

In response to the Staff’s comment, the Company has updated the disclosure on page 81 and added the risk factor on page 66 of the Revised Registration Statement.

Securities and Exchange Commission

June 30, 2021

Risks Related to Trading on the OTCQX, page 48

36.

Please include a risk factor that describes the effect on investors who purchase shares in the secondary market that are trading at a substantial premium over or a substantial discount to the NAV per share.

In response to the Staff’s comment, the Company has added a risk factor on page 63 of the Revised Registration Statement.

Risks Related to Potential Conflicts of Interest, page 49

37.

The three risk factors in this section do not appear to address conflicts of interest. Please revise accordingly. In doing so, please address any conflicts of interest between the Sponsor and the Trust related to other products or investments of the Sponsor. In addition, we note your disclosure on page 5 that Bitwise Index Services, LLC is an affiliate of the Sponsor. Please describe here the relationship between the Index Provider and your Sponsor and add a risk factor that addresses the risks related to using an Index Provider that is affiliated with the Sponsor as well as the potential conflicts related to the composition of the Bitwise Crypto Index Committee.

In response to the Staff’s comment, the Company has added risk factors on pages 61-63 of the Revised Registration Statement.

Risks Related to Regulatory and Compliance, page 52

38.

We note disclosure that on December 23, 2020 the Trust made the decision to liquidate its position in Ripple Labs, Inc., creator of XRP, which prior to the sale represented 3.8% of the Fund and proceeds received were reinvested in other portfolio assets. Please revise your filing to disclose how this liquidation was reflected in your financial statements for the fiscal year ended December 31, 2020.

In response to the Staff’s comment, the Company has updated the disclosure on page 67 of the Revised Registration Statement. The Company respectfully notes that the Company’s liquidation was in XRP, not in Ripple Labs, Inc.

Financial Information

Management Fee, page 62

39.

We note your disclosure on page 62 that the Sponsor is responsible for paying almost all ordinary administrative and overhead expenses of managing the Trust. Please disclose any of the Trust’s expenses that may not be covered by the Management Fee and disclose whether or not there is ceiling to the Trust’s expenses that the Sponsor will pay.

In response to the Staff’s comment, the Company has updated the disclosure on page 100 of the Revised Registration Statement.

Securities and Exchange Commission

June 30, 2021

Shareholder Subscriptions, page 62

40.

We note your disclosure regarding the days on which the Trust accepts initial and additional subscriptions. Please disclose if those are also the days that in-kind subscriptions are valued. In this regard, we note your disclosure on page 36 regarding the risk to shareholders if they contribute digital assets to the Trust due to differences in the value of the digital assets from the time they are contributed and the time they are valued for purposes of determining the number of shares received. In addition, please provide a detailed description of how in-kind subscriptions are valued and whether or not investors are permitted to withdraw subscriptions after the digital assets are valued. In this regard, we note your disclosure on pages 63 and 66.

In response to the Staff’s comment, the Company has updated the disclosure on pages 79-80 of the Revised Registration Statement.

41.

Please disclose whether subscriptions are direct or through an intermediary. Please also clarify here and elsewhere whether subscriptions are accepted in dollars or in-kind or both. For in-kind subscriptions, please identify the digital assets you accept. Please also describe the process by which subscriptions are converted into Portfolio Crypto Assets, including when the in-kind investments are converted into Portfolio Crypto Assets.

In response to the Staff’s comment, the Company has updated the disclosure on pages 79-80 of the Revised Registration Statement.

42.

Please disclose the reasons the Trust may choose to halt the acceptance of additional subscriptions for extended periods and if you intend to inform shareholders that the Trust has halted acceptance of subscriptions.

In response to the Staff’s comment, the Company has updated the disclosure on page 80 of the Revised Registration Statement.

43.	Please explain how rounding down or up to the nearest whole share will not change the price per share.

In response to the Staff’s comment, the Company has updated the disclosure on page 80 of the Revised Registration Statement.

Securities and Exchange Commission

June 30, 2021

In-Kind Subscriptions, page 66

44.

We note disclosure that you accept digital assets (“In-Kind Investments”) in lieu of, or in addition to, cash as payment for investment in the Trust totaling $99.8 million for the fiscal year ended December 31, 2020. We also note disclosure on page 47 that the Trust may distribute in cash or in-kind to satisfy redemption request in the Sponsor’s sole-discretion. Please revise your filing to disclose your accounting policy for the acceptance and distribution of In-Kind Investments. Additionally, please disclose the following:

•	A detail of the In-Kind Investments received during fiscal year December 31, 2020; and

•

Whether you have made any In-Kind distributions or liquidated a Shareholder’s pro-rata distribution on their behalf in order to reduce additional regulatory costs of the Shareholders for any period presented.

In response to the Staff’s comment, the Company has updated the disclosure on page 80 of the Revised Registration Statement.

Statement of Operations, page 68

45.

We note net realized loss from digital assets of $4.5 million and $3.3 million for the fiscal years ended December 31, 2020 and 2019, respectively. Please revise your filing to disaggregate realized losses separately for losses due to the sale of crypto assets as a result of monthly rebalancing, losses as a result of the sale of crypto assets to pay expenses of the Trust, and realized losses related to any other losses.

We respectfully advise the Staff that we do not disaggregate realized losses in our accounting recordings in this manner, and do not maintain the records that would allow us to do so.

Historical Portfolio Crypto Asset Prices, page 70

46.

We note your disclosure that Bitwise calculates reference prices daily by averaging the prices from select trading venues. Please identify the trading venues and disclose the adjustments, if any, Bitwise makes when calculating the average.

In response to the Staff’s comment, the Company has updated the disclosure on page 83 of the Revised Registration Statement.

Securities and Exchange Commission

June 30, 2021

Security Ownership of Certain Beneficial Owners and Management, page 73

47.

Please update to provide beneficial ownership information as of the most recent practicable date, and please add the officers and directors of the Sponsor to the table. Please also revise the “Recent Sales of Unregistered Shares” section on page 84 to disclose any recent sales as of the most recent practicable date.

In response to the Staff’s comment, the Company has updated the disclosure on pages 90 and 104-105 of the Revised Registration Statement.

Directors and Executive Officers

The Sponsor’s Role, page 74

48.

On page 74, you state that the Sponsor does not store, hold or maintain control of the Trust’s Portfolio Crypto Assets. Please revise to clarify that in some circumstances the Sponsor will gain control of the Trust’s Portfolio Crypto Assets, and describe each such circumstance here. In this regard, we note your disclosure on page 30. In addition, please disclose whether or not the Sponsor carries insurance for the Trust’s assets.

In response to the Staff’s comment, the Company has updated the disclosure on pages 92 and 96-97 of the Revised Registration Statement.

The Custodian’s Role, page 76

49.

Please disclose the insurance coverage the Custodian carries for any losses of the digital assets that it custodies for you. In addition, please disclose the material terms of the custody agreement, including how often the Custodian will send statements and any audit or inspection rights you have. Please also include appropriate risk factor disclosure related to any material risk of loss associated with the security of the digital assets with the Custodian.

In response to the Staff’s comment, the Company has updated the disclosure on pages 96-99 and added a risk factor on page 29 of the Revised Registration Statement.

Term and Dissolution, page 77

50.	Please disclose the events that may cause the dissolution of the Trust.

In response to the Staff’s comment, the Company has updated the disclosure on page 100 of the Revised Registration Statement.

Securities and Exchange Commission

June 30, 2021

Investments by Affiliates, page 81

51.	We note your disclosure on page 81 that your affiliates may be subject to a reduced or no Management Fee. Please revise to disclose the factors that may contribute to such a rebate.

We note that this statement was not correct and has been removed from the Revised Registration Statement.

Recent Sales of Unregistered Securities, page 84

52.

Please provide us your analysis of the facts and circumstances as relevant to ascertain whether or not the private placement investors purchased the shares with investment intent and not a view to distribute. In this regard, please tell us any factors that you consider in determining the investment intent of the purchasers, in addition to obtaining a general written representation regarding investment intent. For example, please tell us whether you receive any representations from purchasers at the time of subscription or legend removal regarding transactions designed to substantially reduce or eliminate the risk of their investment, including whether they have taken a short position at the time of the private placement investment and intend to cover that position when the restrictive legends are removed.

The Company respectfully acknowledges the Staff’s comment. The Company issues Shares to investors in private placements pursuant to Rule 506(c) of the Securities Act of 1933 (the “Securities Act”). When the investor resells such Shares, the resales are made under Rule 144, which provides a safe harbor from the registration requirements of the Securities Act for certain public resales of restricted securities if a number of conditions are met. One such condition is that purchase of securities sold pursuant to Rule 144 must hold such securities for a year and a day, if the issuer is not a reporting company. As the Company currently is not a reporting company, all purchasers of Shares must hold such Shares for a year and a day before our counsel issues the legal opinion necessary to permit the Transfer Agent to remove the applicable restrictive legends and the Shares become eligible to be transferred and/or resold. Such a holding period is viewed by the SEC as a presumption of the investor’s intention to purchase securities for their own investment purposes and not with the intention to distribute or resell. The Company does not receive specific representations regarding purchasers’ intentions as related to the purchase of Shares.

Securities and Exchange Commission

June 30, 2021

Description of Registrant’s Securities To Be Registered, page 86

53.

Please disclose all of the material terms of the Trust Agreement, including the voting rights of shareholders, the right to bring a derivative action, suit or other proceeding on behalf of the Trust, the provisions regarding the removal of the Sponsor, dissolution and the ability of the Sponsor to amend the Trust Agreement. In addition, please disclose that the provision in the Trust Agreement regarding the right to bring a derivative action, suit or other proceeding on behalf of the Trust does not apply to claims under the federal securities laws, and add a risk factor that addresses the provisions regarding the shareholders’ right to bring a derivative action, suit or other proceeding on behalf of the Trust.

In response to the Staff’s comment, the Company has added a risk factor on pages 60-61 and updated the disclosure on pages 94-95 of the Revised Registration Statement.

Transfer Restrictions, page 86

54.

Please disclose whether the shareholder must make a request to have the legend removed. If not, please explain the reasons for removing the legends in the absence of request, and please disclose whether the shareholders are required to make any of the representations to outside counsel described in this section or if those representations come solely from the Sponsor.

In response to the Staff’s comment, the Company has updated the disclosure on page 107 of the Revised Registration Statement.

Report of the Independent Registered Accounting Firm, page F-3

55.

We note disclosure on page F-4 of the amount of digital assets held by the Custodian for each period presented. Please reconcile these amounts to ending amounts in your Condensed Schedule of Investments on page F-8 and revise your filing, where appropriate, to explain the reason(s) for any digital assets not held by your Custodian for each period presented.

The Company respectfully notes that the amount of digital assets residing on exchanges set out on page F-3 plus the amounts of digital assets held by the Custodian set out on page F-4 equal the ending amounts in the Condensed Schedule of Investments set out on page F-8.

Investments and Valuation, page F-13

56.	Please revise your filing to disclose how you calculate the net asset value of the trust in accordance with GAAP. Please refer to ASC 820-10.

In response to the Staff’s comment, the Company has updated the disclosure on page 86 of the Revised Registration Statement.

Securities and Exchange Commission

June 30, 2021

57.

We note your disclosure that digital assets are generally valued using prices as reported on reputable and liquid exchanges and may involve utilizing an average of bid and ask quotes using closing prices provided by such exchanges as of the date and time of determination. Additionally, you disclose factors such as the recent stability of the exchange, current liquidity of the exchange, and recent price activity of an exchange will be considered as to the determination of which exchanges to utilize. Please revise your filing to discuss the exchange(s) that were considered and how you chose the exchange(s) that were subsequently selected to determine the principal market and corresponding fair values for each of your digital assets.

In response to the Staff’s comment, the Company has updated the disclosure on page 7 of the Revised Registration Statement to provide the names of exchanges used to value digital assets.

58.	We note your accounting policy disclosure regarding hard forks. Please revise the relevant sections of your filing to disclose the following:

•

A discussion and quantification of the hard forks which have occurred during the periods presented differentiated between those which are recognized due to two or more recognized exchanges quoting the hard fork compared to those that that are not recognized;

•	Whether there have been hard forks which were not initially recognized but subsequently recognized as trust assets;

•	How you account for hard forks initially upon receipt of a new digital asset and subsequently when the hard fork is either retained, liquidated or ignored by the Index as disclosed on page 10; and

•	Disclose the financial statement impact of hard forks received for all periods presented.

In response to the Staff’s comment, the Company has updated the disclosure on pages 11 and 85 of the Revised Registration Statement.

59.	We note your accounting policy disclosure for airdropped digital assets on page F-14. Please revise the relevant sections of your filing to disclose the following:

•

Explain how you determine whether airdropped digital assets received have value. We note disclosure that you will record receipt of airdropped digital assets when received if there is value to the Trust in doing so;

Securities and Exchange Commission

June 30, 2021

•	How you determined these airdropped digital assets have no cost basis;

•	Disclose both airdrops recognized and airdrops not recognized along with the related financial statement impact of these airdrops; and

•	Discuss how you monitor unrecognized airdrops subsequent to initial receipt.

In response to the Staff’s comment, the Company has updated the disclosure on pages 11 and 86 of the Revised Registration Statement.

Wilson Sonsini Goodrich & Rosati Professional Corporation 1700 K Street NW Fifth Floor Washington, D.C. 20006-3817 O: 202.973.8800 F: 202.973.8899

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (202) 973-8808 or rrosenblum@wsgr.com.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert H. Rosenblum
Robert H. Rosenblum

cc:	Hunter Horsley, Bitwise 10 Crypto Index Fund

Amy B. Caiazza, Wilson Sonsini Goodrich & Rosati, P.C.

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